[Letterhead of Central Garden & Pet Company]

June 23, 2015

VIA EDGAR

Mara L. Ransom, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Central Garden & Pet Company

Registration Statement on Form S-3

(File No. 333-204881)

Dear Ms. Ransom:

Central Garden & Pet Company, both on its own behalf and on behalf of its subsidiaries listed as Registrant Guarantors in the above-referenced registration statement (together, the “Company”), hereby requests that the above-referenced registration statement on Form S-3, as amended by Amendment No. 1 filed on June 23, 2015 (the “Registration Statement”), be made effective at 12:00 p.m., Washington D.C. time, on June 25, 2015, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•	The Company may not assert Staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

June 23, 2015

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

/s/ Lori A. Varlas

Lori A. Varlas

Senior Vice President and Chief Financial Officer

cc:	Brett Cooper (Orrick, Herrington & Sutcliffe LLP)